                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                           (Amendment No.     2    ) 1
                                          ---------


                                   PANJA INC.
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   698493 10 3
                                 (CUSIP Number)

                                  ------------

                                 December 31, 1999
                              ------------------------
                                Date of Event Which
                              Requires Filing of this
                                     Statement

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)


     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       J. Joseph Hardt
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power                 542,266
 Beneficially                --------------------------------------------------
 Owned by                     (6) Shared Voting Power               -0-
 Each Reporting              --------------------------------------------------
 Person With                  (7) Sole Dispositive Power            542,266
                             --------------------------------------------------
                              (8) Shared Dispositive Power          -0-
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      542,266

-------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      / /
-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8%

-------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

ITEM  1(A).   NAME OF ISSUER:

              PANJA INC.

ITEM  1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              11995 Forestgate Drive, Dallas, Texas 75243 (principal business office)

ITEM  2(A).   NAME OF PERSON FILING:

              J. Joseph Hardt

ITEM  2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              11995 Forestgate Drive, Dallas, Texas 75243 (principal business office)

ITEM  2(C).   CITIZENSHIP:

              United States

ITEM  2(D).   TITLE OF CLASS OF SECURITIES:

              Common Stock, $.01 par value

ITEM  2(E).   CUSIP NUMBER:

              698493 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable

ITEM  4.      OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
               542,266*

     (b)  Percent of class:
               5.8%

     *Includes 372,266 shares such reporting person is deemed to beneficially own pursuant to the right to acquire such shares upon exercise of vested options.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  542,266

          (ii)  Shared power to vote or to direct the vote:  -0-

          (iii) Sole power to dispose or to direct the disposition of: 542,266

          (iv)  Shared power to dispose or to direct the disposition of:  -0-

ITEM  5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  [     ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
              Not Applicable

ITEM  8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
              Not Applicable

ITEM  9.      NOTICE OF DISSOLUTION OF GROUP.
              Not Applicable

ITEM 10.      CERTIFICATION.
              Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  February 10, 2000                      /s/ J. Joseph Hardt
                                              -------------------------------
                                              J. Joseph Hardt